

August 5, 2014

Via E-mail
Timothy P. Walbert
President and Chief Executive Officer
Horizon Pharma, Inc.
520 Lake Cook Road, Suite 520
Deerfield, IL 60015

Virinder Nohria, M.D., Ph.D.
Chief Executive Officer
Vidara Therapeutics International Ltd.
Adelaide Chambers
Peter Street, Dublin 8
Ireland

> **Re:** **Horizon Pharma, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 28, 2014**
> **File No. 001-35238**
>
> **Vidara Therapeutics International Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 28, 2014**
> **File No. 333-197052**

Dear Messrs. Walbert and Nohria:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Background of the Transaction, page 38

1. We note your response to prior Comment 10 and reissue the comment. We continue to believe that the presentations provided by both JMP Securities, Horizon's co-financial

Timothy P. Walbert
Horizon Pharma, Inc.
Virinder Nohria, M.D., Ph.D.
Vidara Therapeutics International Ltd.
August 5, 2014
Page 2

advisor in this transaction, and KPMG, Horizon's tax advisor, would be considered reports, opinions, or appraisals materially related to the transaction which trigger the disclosure requirements of Item 1015(b) of Regulation M-A. As such, please revise your registration statement to provide the information required by Item 1015(b) of Regulation M-A with respect to the analyses provided by JMP Securities and KPMG. Please also file a copy of the materials underlying the analyses and file the consent of JMP Securities and KPMG to be named as an expert with respect to these analyses as required under Item 1016(c) of Regulation M-A and Item 21(c) of Regulation S-4.

Precedent Transaction Analysis, page 54

2. We note your response to prior Comment 21 and, specifically, your statement that no transactions meeting the criteria presented in the disclosure were excluded "in order to change the valuation generated by the analysis." Please advise us as to whether any companies or transactions were excluded from the analysis and, if so, the reasons for making such exclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under

Timothy P. Walbert
Horizon Pharma, Inc.
Virinder Nohria, M.D., Ph.D.
Vidara Therapeutics International Ltd.
August 5, 2014
Page 3

the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Sean Clayton, Esq.
Cooley LLP

John Berkery
Mayer Brown LLP